

Mail Stop 3720

February 24, 2010

VIA INTERNATIONAL MAIL AND FAX (852) 2199-8445
Lai Ni Quiaque
Chief Financial Officer
City Telecom (H.K.) Limited
12th Floor, Trans Asia Centre
No.18 Kin Hong Street
Kwai Chung, New Territories
Hong Kong

      RE: City Telecom (H.K.) Limited
            Form 20-F for the year ended August 31, 2009
            Filed December 18, 2009
            File No. 0-30354

Dear Mr. Quiaque:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3A. Selected financial data, pages 4-5

1. Please amend your filing to provide the selected financial data under HK GAAP and US GAAP for 2005, 2006 and 2007. Refer to the instructions to Item 3A of the Form 20-F and Part III.C.1 of Release 33-8879.

Risk Factors, page 7

2. Please consider including risk factors addressing the following risks or uncertainties referenced elsewhere in your filing and press releases:

    -   the significant ownership interest your Chairman and Vice Chairman have in the company and the conflict of interest that may result from such ownership interests; and

    -   the risks associated with the growing mobile telephone market and the possible development of 4G wireless data as a substitute for a fiber-based service.

"We may need to improve our internal controls…" page 9

3. Please tell us the steps management has taken to strengthen internal controls as referenced in this risk factor. We note your statement on page 55 that there was no change in your internal control over financial reporting that materially affected or is reasonably likely to materially affect your internal control over financial reporting.

Broadband Internet Access, page 15
Pricing, page 16

4. We note that you offer prepackaged plans that offer access at speeds up to 1,000 mbps to corporate customers, which include on-site training, on-site management support, high capacity data transfer and email services. Citing your basis in the accounting literature, tell us how you separate and allocate the consideration received for multiple elements included in the subject arrangement.

Tabular disclosure of contractual obligations, page 35

5. We note that the table of contractual obligations contains a HK$262M obligation for "[o]ther current liabilities." Please provide a more detailed explanation of the nature of the contractual obligations in this category. See Item 5.F.1 of Form 20-F.

Documents on display, page 54
Other

6. Please include the correct file number on the cover page of your filing. The file number for this 20-F is 000-30354.

7. Please note that the address for the SEC is 100 F Street NE, Washington D.C. 20549

16(b). Impairment of Accounts Receivable, page F-32

8. We note that your write-offs during each of the last two years exceeded HK$20 million. In this regard, tell us why you believe that the balance in your allowance for doubtful debts at August 31, 2009 was adequate. In addition, expand Note 1(i)(i) to disclose your accounting policy for your allowance for doubtful debts. We note your disclosures on page 30. It appears the 2008 and 2009 headings for the changes in the allowance for doubtful debts table is incorrect. Please revise or advise.

 (d) Revenue recognition, page F-12

9. We note on page 28 that network interconnection charges involve significant management estimates and "[s]ignificant changes in management estimates may result in material revenue adjustments." Please tell us if material revenue adjustments were recognized. If so, tell us how your revenue recognition policy is appropriate. Refer to paragraphs 20 (a) and (b) of IAS 18. In addition, expand to disclose your revenue recognition policy for these charges. We note your disclosures in Note 2(c) on page F-17.

10. Equity settled share based transactions, page F-24
(c) Fair value of share options and assumptions, page F-25

10. We note that changes in subjective inputs may materially affect the estimated fair value of the options granted. Accordingly, please provide the disclosures required under paragraph 47(a) of IFRS 2.

21. Deferred taxation, page F-38

11. It appears that you had a legally enforceable right of set-off during fiscal 2009, but not during 2008. Please expand your disclosure to describe how tax benefits held by certain of your taxable entities impacted, or could impact the tax liabilities of your other entities. Refer to paragraph 76 of IAS 12.

12. We note that you recognized gain on extinguishment of debt of HK$31.4 million since the total consideration paid to repurchase a portion of the debt was less than the cumulative principal value plus interest. Tell us if any of the debt holders from whom you repurchased certain of the notes were also significant shareholders and why they settled for less than the amount due them.

Exhibits 12.1 and 12.2

13. We note that the certifications are missing the introductory language in paragraph four

Lai Ni Quiaque
City Telecom (H.K.) Limited
February 24, 2010
Page 4

that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company. Please provide certifications exactly as set forth in the Instructions as to Exhibits of Form 20-F.

* * * *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, Robert Bartelmes, Senior Financial Analyst at (202) 551-3354 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director